FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 3, 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 3, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score
Name: Tim Score
Title: Chief Financial Officer

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED 31 DECEMBER 2008
A presentation of the results will be webcast today at 09:30 at www.arm.com/ir.

CAMBRIDGE, UK, 3 February 2009—ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property supplier, announces its unaudited financial results for the fourth quarter and full year ended 31 December 2008

Q4 Financial Highlights (US GAAP unless otherwise stated)
•	Q4 2008 revenues at $149.4m, up 15% year-on-year (£94.4m, up 47%)
•	Normalised operating margin at 34.6% (US GAAP 24.2%)
•	Normalised PBT at £33.4m, up 57% (US GAAP £23.6m, up 105%)
•	Normalised EPS at 1.93p, up 54% (US GAAP 1.38p, up 86%)
•	£29.6m cash generated in the quarter
•	Final dividend increased by 10% to 1.32 per share

Q4 2008 – Financial Summary
£M	Normalised*			US GAAP
	Q4 2008	Q4 2007	% Change	Q4 2008	Q4 2007
Revenue	94.4	64.3	47%	94.4	64.3
Income before income tax	33.4	21.3	57%	23.6	11.5
Operating margin	34.6%	31.5%		24.2%	16.3%
Earnings per share (pence)	1.93	1.25	54%	1.38	0.74
Net cash generation**	29.6	10.5
Effective fx rate ($/£)	1.58	2.02

FY 2008 – Financial Summary
£M	Normalised*			US GAAP
	FY 2008	FY 2007	% Change	FY 2008	FY 2007
Revenue	298.9	259.2	15%	298.9	259.2
Income before income tax	100.8	86.7	16%	64.8	48.2
Operating margin	32.6%	31.4%		20.6%	16.5%
Earnings per share (pence)	5.63	4.67	21%	3.68	2.70
Net cash generation**	91.2	57.1
Effective fx rate ($/£)	1.83	1.98

Outlook
Semiconductor industry activity slowed down markedly in the fourth quarter and the near-term outlook for the sector remains uncertain. Whilst not immune from the impact of the industry slow down, ARM continues to build an established base of licenses that drives long-term royalty growth. The current licensing opportunity pipeline to enlarge that base further remains robust.

Although there is less visibility than usual at this time of the year, we believe that ARM is positioned to perform resiliently in the context of the challenging trading environment. Unless conditions deteriorate to a greater extent than generally anticipated, we expect group dollar revenues for full-year 2009 to be at least in line with current market expectations of around $460 million.

Warren East, Chief Executive Officer, said:
“We are pleased to see ARM technology being increasingly utilised in innovative consumer electronics products, leading to the highest ever group revenues for both the fourth quarter and for the full year.

We saw strong demand for new ARM technology, with industry leaders continuing to license our latest generation processors and physical IP. ARM has built a base of more than 580 processor licenses that is driving long-term royalty growth.

We are encouraged to see that the inherent operating leverage in the ARM business model, combined with sound financial discipline and the recent strengthening of the dollar against sterling, has given rise to earnings growth in 2008 of more than 20%.”

Q4 Operational Highlights
•	Processor Division (PD): Strong licensing base driving royalty momentum
•	Base of licenses increased to 587 with 21 additional processor licenses signed in Q4
o	Three Cortex™-A9 licenses to tier 1 semiconductor companies for mobile computing and gaming
•	Q4 mobile unit shipments grew approximately 35% to more than 750 million units
•	Q4 non-mobile unit shipments grew approximately 70% to 450 million units

•	Physical IP Division (PIPD): Licensing advanced technology nodes to IDMs and foundries
•	12 companies licensed physical IP in Q4, 7 at advanced nodes, including 32nm
•	PIPD backlog grew more than 5% sequentially, whilst PIPD license revenue declined 6% quarter-on-quarter

Q4 2008 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	Q4 2008	Q4 2007	% Change	Q4 2008	Q4 2007	% Change
PD
Licensing	43.0	38.4	12%	26.5	19.3	37%
Royalties	65.5	48.8	34%	42.5	23.7	79%
Total PD	108.5	87.2	24%	69.0	43.0	60%
PIPD
Licensing	9.8	10.8	-9%	6.3	5.3	19%
Royalties[1]	10.5	8.7	20%	6.8	4.3	59%
Total PIPD	20.3	19.5	4%	13.1	9.6	36%
Development Systems	12.9	15.5	-17%	8.1	7.7	5%
Services	7.7	8.1	-5%	4.2	4.0	5%
Total Revenue	149.4	130.3	15%	94.4	64.3	47%
1 Includes catch-up royalties in Q4 2008 of $1.0m (£0.6m) and in Q4 2007 of $0.3m (£0.2m).

FY 2008 – Revenue Analysis
	Revenue ($m)***			Revenue (£m)
	FY 2008	FY 2007	% Change	FY 2008	FY 2007	% Change
PD
Licensing	145.1	163.5	-11%	79.3	83.4	-5%
Royalties	226.5	176.5	28%	125.5	88.0	43%
Total PD	371.6	340.0	9%	204.8	171.4	19%
PIPD
Licensing	44.6	54.4	-18%	24.2	27.3	-11%
Royalties[1]	40.3	32.3	24%	22.2	16.1	38%
Total PIPD	84.9	86.7	-2%	46.4	43.4	7%
Development Systems	57.8	55.6	4%	31.1	27.9	12%
Services	31.9	32.0	-	16.6	16.5	1%
Total Revenue	546.2	514.3	6%	298.9	259.2	15%
1 Includes catch-up royalties in FY 2008 of $4.6m (£2.5m) and in FY 2007 of $2.7m (£1.4m).

*
Normalised figures are based on US GAAP, adjusted for acquisition-related, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 7.1 to 7.27.

**	Before dividends and share buybacks, net cash flows from share option exercises, disposals of available-for-sale investments and acquisition consideration – see notes 7.14 to 7.18.
***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.

****	Each American Depositary Share (ADS) represents three shares.

CONTACTS:

Sarah West/Pavla Shaw	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total revenues in Q4 2008 were a record $149.4 million, up 15% on Q4 2007.  Q4 sterling revenues were £94.4 million, up 47% year-on-year.

Total 2008 full-year revenues were also a record $546.2 million, up 6% on 2007. Full-year sterling revenues were £298.9 million, up 15% on 2007.

License revenues
Total dollar license revenues in Q4 2008 increased by 8% to $52.8 million, representing 35% of group revenues.

PD license revenues were $43.0 million, up 12% versus Q4 2007.  Q4 2008 license revenues include a larger than usual contribution from order backlog due to a major engineering milestone being achieved.

PIPD license revenues were $9.8 million, down 9% in Q4; this is primarily due to the timing of revenue recognition. A number of the contracts signed in Q4 were for leading-edge technology which yields lower short-term revenue than more mature technology. As a result, backlog at the end of Q4 2008 was up approximately 5% sequentially.  See the PIPD section in the Operational Review below.

Full-year dollar license revenues were $189.7 million, down 13% on 2007.

Royalty revenues
Total dollar royalty revenues in Q4 2008 increased 32% to $76.0 million, representing 51% of group revenues.  Royalty revenues comprised $65.5 million for PD and $10.5 million for PIPD.

PD royalties were up 19% sequentially in Q4 2008, due to particularly strong smartphone and microcontroller shipments.

PIPD royalties of $10.5 million include $1.0 million of “catch-up” royalties. Underlying royalties for PIPD were up 2% sequentially, slightly ahead of foundry utilisation levels in Q3 2008.

Full-year dollar royalty revenues were $266.8 million, up 28% on 2007.

Development Systems and Service revenues
Sales of development systems were $12.9 million in Q4 2008, down 17%, representing 9% of group revenues.
Service revenues were $7.7 million in Q4 2008, down 5%, representing 5% of group revenues.

Full-year development systems revenues were $57.8 million, up 4% on 2007. Full-year service revenues were $31.9 million, marginally lower than in 2007.

Gross margins
Gross margin in Q4 2008, excluding share-based compensation charges of £0.3 million, was 89.5%, slightly up on Q4 2007.

Full-year gross margin, excluding share-based compensation charges of £1.0 million, was 89.4% compared to 89.6% in 2007.

Operating expenses and operating margin
Total operating expenses in Q4 2008 were £61.3 million (Q4 2007: £46.8 million) including share-based compensation charges of £3.8 million (Q4 2007: £3.0 million), amortisation of intangible assets and other acquisition charges of £5.4 million (Q4 2007: £5.3 million) and restructuring charges of £0.3 million (Q4 2007: £0.1 million). The restructuring charges of £0.3 million in Q4 2008 relate to a reduction in headcount of approximately 3% across the group in Q4 2008 and Q1 2009. Further restructuring charges of approximately £1.2 million are expected to be incurred in Q1 2009 in relation to this headcount reduction. The total share-based compensation charge of £4.1 million in Q4 2008 are included within cost of revenues (£0.3 million), research and development (£2.8 million), sales and marketing (£0.5 million) and general and administrative (£0.5 million).  Normalised Q4 and full-year income statements for 2008 and 2007 are included in notes 7.24 to 7.27 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

Operating expenses (excluding share-based compensation, amortisation of intangible assets and other acquisition charges, restructuring charges and impairment of investments) in Q4 2008 were £51.8 million compared to £40.8 million in Q3 2008 and £37.2 million in Q4 2007.

The sequential increase in operating expenses this quarter is due primarily to the significant strengthening of the dollar against sterling which has had two primary effects: firstly, an increase in the sterling value of the group’s US dollar denominated costs and secondly, the impact of accounting for derivative instruments giving rise to a net charge of £3.0 million in Q4 2008. Taking these impacts and other quarterly seasonal factors into account, normalised operating expenses in Q1 2009 (assuming effective exchange rates similar to current levels) are expected to be significantly less than Q4 2008, in the range £44-47 million. Costs continue to be carefully managed with group headcount at the end of 2008 only marginally higher than at the start of the year and a pay freeze being implemented across the group with effect from 1 January 2009.

Normalised research and development expenses were £18.6 million in Q4 2008, representing 20% of revenues, compared to £15.7 million in Q3 2008 and £15.1 million in Q4 2007. Normalised sales and marketing costs in Q4 2008 were £14.1 million, representing 15% of revenues, compared to £11.4 million in Q3 2008 and £11.1 million in Q4 2007. Normalised general and administrative expenses in Q4 2008 were £19.2 million, representing 20% of revenues, compared to £13.7 million in Q3 2008 and £11.1 million in Q4 2007. The increase in operating expenses due to the strengthening dollar explained above is reported for the most part within general and administrative expenses.

Normalised operating margin in Q4 2008 was 34.6% (7.1) compared to 33.0% (7.2) in Q3 2008 and 31.5% (7.3) in Q4 2007.

Full-year operating expenses for 2008 were £204.6 million, including share-based compensation charges of £14.1 million, amortisation of intangible assets and other acquisition charges of £19.0 million and restructuring charges of £1.9 million. Excluding these charges, operating expenses for the full year were £169.6 million, compared to £150.8 million in 2007.

Normalised operating margin in the full-year 2008 was 32.6% (7.4) compared to 31.4% (7.5) in 2007.

Earnings and taxation
Income before income tax in Q4 2008 was £23.6 million compared to £11.5 million in Q4 2007. After adjusting for share-based compensation, amortisation of intangibles and other acquisition charges and restructuring charges, normalised income before income tax in Q4 2008 was £33.4 million (7.6) compared to £21.3 million (7.8)  in Q4 2007.  The group’s effective tax rate under US GAAP for the full-year 2008 was 26.6%.

In Q4 2008, fully diluted earnings per share prepared under US GAAP were 1.38 pence compared to earnings per share of 0.74 pence in Q4 2007. Normalised fully diluted earnings per share in Q4 2008 were 1.93 pence (7.19) per share compared to 1.25 pence (7.21) per share in Q4 2007.

Full-year 2008 fully diluted earnings per share prepared under US GAAP were 3.68 pence compared to earnings per share of 2.70 pence in 2007.  Normalised fully diluted earnings per share for 2008 were 5.63 pence (7.22) per share compared to 4.67 pence (7.23) per share in 2007.

Balance sheet
Intangible assets at 31 December 2008 were £507.1 million, comprising goodwill of £465.5 million and other intangible assets of £41.6 million, compared to £344.7 million and £39.4 million respectively at 31 December 2007. A regular review of the carrying value of assets arising on acquisition was performed during Q4 2008 and it was concluded that no impairment charge was required.

Total accounts receivable were £76.9 million at 31 December 2008, comprising £59.0 million of trade receivables and £17.9 million of amounts recoverable on contracts, compared to £66.2 million at 30 September 2008, comprising £48.8 million of trade receivables and £17.4 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 49 at 31 December 2008 compared to 55 at 30 September 2008 and 49 at 31 December 2007.

Cash flow, share buyback programme and 2008 final dividend
Net cash at 31 December 2008 was £78.8 million (7.11), compared to £66.0 million (7.12) at 30 September 2008. Normalised cash generation in Q4 2008 was £29.6 million (7.14).

During the quarter, £14.3 million of cash was returned to shareholders via the purchase of 3.8 million ARM shares at a cost of £3.2 million and the payment of the 2008 interim dividend of £11.1 million.

The directors recommend payment of a final dividend in respect of 2008 of 1.32 pence per share, up 10%, which taken together with the interim dividend of 0.88 pence per share paid in October 2008, gives a total dividend in respect of 2008 of 2.2 pence per share, an increase of 10% on the total dividend of 2.0 pence per share in 2007. Subject to shareholder approval, the final dividend will be paid on 20 May 2009 to shareholders on the register on 1 May 2009.

International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM is also required to publish results under IFRS. The operating and financial review commentary included in this release on the US GAAP numbers is for the most part applicable to the IFRS numbers and, in particular, revenues, dividends and share buybacks are recorded in the same way under both sets of accounting rules. A summary of the accounting differences between IFRS and US GAAP and reconciliations of IFRS and US GAAP profit and shareholders’ equity are set out in note 6 to the financial tables below.

Following the ruling issued by the Securities and Exchange Commission in November 2007, allowing foreign private issuers to file financial statements using IFRS as published by the International Accounting Standards Board,  ARM will report quarterly, half-yearly and annual results in accordance with IFRS with effect from Q1 2009. ARM will no longer report results under US GAAP.

Operating review

Backlog
In Q4 2008, certain major engineering milestones relating to delivery of technology were achieved and as a result the proportion of license revenues arising from order backlog was higher than usual. At the end of Q4 2008, backlog was slightly down sequentially and just under 10% lower than a year ago.

PD Licensing
ARM signed 21 processor licenses in Q4.  The quarter was characterised by licensing of ARM technologies across the portfolio, with licenses being signed for the ARM7™, ARM9™, ARM11™ and Cortex processor families, as well as for the Mali™ graphics processor.

Non-mobile applications continue to be the driver for a high proportion of processor licenses, including graphics processors.  Approximately 60% of licenses are expected to be used initially in applications such as automotive, gaming, microcontrollers and high-speed broadband.

In mobile, ARM processors and graphics processors are being designed into a widening range of mobile technology such as chips for Bluetooth®, gaming, mobile computing and mobile TV.

In Q4, six new companies licensed ARM processor technology for the first time.

Q4 2008 and Cumulative PD Licensing Analysis
	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7		2	1							3	161
ARM9	1		1			1	1			4	253
ARM11	1		1							2	72
Cortex-M3	2			1						3	25
Cortex-R4				1						1	13
Cortex-A8											10
Cortex-A9	2				1					3	8
Mali	2	1	2							5	15
Other											30
									Total	21	587
U: Upgrade     D: Derivative     N: New

PD Royalties
Reported PD unit shipments grew 20% sequentially in Q4 2008 (our partners report royalties one quarter in arrears) buoyed by growth in automotive, Bluetooth, digital consumer, microcontrollers, storage (HDD and Flash) and Wi-Fi. Reported processor unit shipments were 1.2 billion in the quarter, up 46% compared to Q4 2007.   FY 2008 reported processor unit shipments were 4.0 billion, up 38% compared to FY 2007.

The ARM7, ARM9 and ARM11 families represented 56%, 39% and 5% of total shipments respectively for the quarter. More than 2 million Cortex processor-based products were reported in the quarter, shipping into a broad range of applications including consumer electronics, microcontrollers, mobile computers, networking and Wi-Fi applications.

In Q4 2008, shipments of ARM technology-based chips in mobile devices grew approximately 35% compared to Q4 2007.  For the quarter, an ARM technology-based mobile phone contained an average of 1.9 ARM microprocessors, up from 1.8in the prior quarter.  As well as smartphones containing multiple ARM technology-based chips, mid-range phones are now being shipped with multiple ARM processors.  Shipments of ARM technology-based chips in embedded devices continued to grow strongly with microcontroller shipments up approximately 95% compared with Q4 2007. Units shipped into enterprise applications grew by approximately 85% driven by increased use of ARM in networking and storage devices; whilst units shipped into the home products market grew approximately 30% driven by increased market share in consumer electronics products such as DVD, set-top boxes and digital TV.  In Q4 2008, shipments of ARM processor units in mobile, embedded, enterprise and home represented 62%, 17%, 14% and 7% respectively.

PIPD Licensing
ARM signed 12 physical IP licenses in Q4 for technologies at all process nodes from 180nm to 28nm; and for a wide range of ARM products including platforms of physical IP for new process nodes; memories, standard cells and PHYs for mature nodes; and power-optimised components for use with ARM processors.

Demand for leading-edge physical IP continues as ARM signed a further agreement with an IBM Common Platform partner to develop and license 32nm and 28nm physical IP.

At leading foundries, the 45 and 40nm process nodes are used for manufacturing the highest performance chips available today.  Five licenses for physical IP at these nodes were signed with tier-1 semiconductor companies, such as STMicroelectronics who have licensed additional 40nm technology one quarter after licensing a substantial platform at this node.  Also for use at the 45nm process node, a top 10 fabless semiconductor company licensed physical IP optimised for use with an ARM Cortex-M3 processor.

Q4 2008 and Cumulative PIPD Licensing Analysis

	Process Node (nm)	Total
Platform Licenses
	32/28	1
	45/40	3
Standard Cell Libraries	40	1
	130	2
Memory Compilers	65	1
	130	1
PHYs	45/40	1
	90	2
Quarter Total		12
Cumulative Total		405

PIPD Royalties
Underlying PIPD royalties in Q4 2008 increased 13% year-on-year to a record $9.5m, ahead of foundry revenues that were up 5% in the equivalent period.  ARM continued to expand market share in Q4 (our foundry partners report royalties one quarter in arrears) as underlying royalties were up by more than the improvement in utilisation rates at the foundries.  PIPD catch-up royalties were $1.0m compared with $0.3m in Q4 2007.

Acquisition of Logipard AB
In December 2008, ARM acquired Logipard AB, a leading video processor and imaging technology company, from Anoto Group AB. The company has offices in Lund, Sweden and has existing licensing deals in place with a global mobile phone manufacturer. The company has changed its name to ARM Sweden AB.

The acquisition of video processor technology builds on the success of the ARM Mali graphics processor, and enables ARM to provide customers with an integrated multimedia platform, which is becoming increasingly important in devices such as mobile computers, portable media players and digital TVs.

People
At 31 December 2008, ARM had 1,740 full-time employees, representing a net increase of 12 over the year, including the 15 people who joined the group through the acquisition of Logipard. At the end of Q4, the group had 645 employees based in the UK, 501 in the US, 212 in Continental Europe, 300 in India and 82 in the Asia Pacific region.

ARM Holdings plc
Fourth Quarter and Full Year Results – US GAAP

	Quarter	Quarter
	ended	ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Audited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	90,116	60,297	282,382	242,726
Service revenues	4,251	4,046	16,552	16,434
Total revenues	94,367	64,343	298,934	259,160

Cost of revenues
Product costs	(7,889)	(5,412)	(24,539)	(21,475)
Service costs	(2,329)	(1,618)	(8,283)	(6,483)
Total cost of revenues	(10,218)	(7,030)	(32,822)	(27,958)

Gross profit	84,149	57,313	266,112	231,202

Research and development	(21,344)	(17,753)	(76,195)	(72,744)
Sales and marketing	(14,594)	(11,786)	(49,325)	(46,393)
General and administrative	(19,836)	(12,757)	(58,561)	(49,964)
Restructuring costs	(290)	(138)	(1,872)	(1,037)
In-process research and development	(130)	-	(130)	-
Amortization of intangibles purchased through business combination	(5,129)	(4,397)	(18,513)	(18,226)
Total operating expenses	(61,323)	(46,831)	(204,596)	(188,364)

Income from operations	22,826	10,482	61,516	42,838
Interest, net	800	1,047	3,246	5,402

Income before income tax	23,626	11,529	64,762	48,240
Provision for income taxes	(6,014)	(1,670)	(17,253)	(11,398)

Net income	17,612	9,859	47,509	36,842

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,279,509	1,335,144	1,291,269	1,366,384
Earnings per share – pence	1.4	0.7	3.7	2.7
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	426,503	445,048	430,423	455,461
Earnings per ADS – cents	6.1	4.4	16.2	16.1

ARM Holdings plc
Consolidated balance sheet - US GAAP

	31 December	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	76,502	49,509
Short-term investments	471	232
Marketable securities	1,816	1,582
Accounts receivable, net of allowance of
£1,744,000 in 2008 and £1,504,000 in 2007	76,914	68,232
Inventory: finished goods	1,972	2,339
Income taxes receivable	621	6,552
Prepaid expenses and other assets	35,432	13,089
Investments	-	1,180
Total current assets	193,728	142,715

Deferred income taxes	18,728	11,309
Prepaid expenses and other assets	2,102	2,860
Property and equipment, net	16,214	12,042
Goodwill	465,543	344,663
Other intangible assets	41,604	39,375
Investments	1,167	3,701
Total assets	739,086	556,665

Liabilities and shareholders’ equity
Accounts payable	6,953	2,230
Income taxes payable	15,655	3,704
Personnel taxes	1,410	1,751
Accrued liabilities	53,807	25,670
Deferred revenue	29,906	27,543
Total current liabilities	107,731	60,898

Deferred income taxes	1,224	2,027
Total liabilities	108,955	62,925

Shareholders’ equity
Ordinary shares	672	672
Additional paid-in capital	382,970	367,680
Treasury stock, at cost	(107,963)	(90,000)
Retained earnings	238,839	234,455
Accumulated other comprehensive income:
Unrealized holding loss on available-for-sale securities, net of tax of £nil (2007: £85,000)	(285)	(214)
Cumulative translation adjustment	115,898	(18,853)
Total shareholders’ equity	630,131	493,740

Total liabilities and shareholders’ equity	739,086	556,665

ARM Holdings plc
Consolidated income statement – IFRS

	Year		Year
	ended		ended
	31 December		31 December
	2008		2007
	Unaudited		Audited
	£’000		£’000

Revenues
Product revenues	282,382		242,726
Service revenues	16,552		16,434
Total revenues	298,934		259,160

Cost of revenues
Product costs	(24,539)		(21,475)
Service costs (see note 2)	(8,339)		(6,630)
Total cost of revenues	(32,878)		(28,105)

Gross profit	266,056		231,055

Operating expenses
Research and development (see note 2)	(87,588)		(83,977)
Sales and marketing (see note 2)	(57,448)		(55,298)
General and administrative (see note 2)	(61,077)		(52,086)
Total net operating expenses	(206,113)		(191,361)

Profit from operations	59,943		39,694
Investment income	3,297		5,459
Interest payable	(51)		(57)

Profit before tax	63,189		45,096
Tax	(19,597)		(9,846)

Profit for the year	43,592		35,250

Dividends
- final 2006 paid (on 21 May 2007) at 0.6 pence per share	-		8,013
- interim 2007 paid (on 5 October 2007) at 0.8 pence per share	-		10,534
- final 2007 paid (on 21 May 2008) at 1.2 pence per share	15,267		-
- interim 2008 paid (on 3 October 2008) at 0.88 pence per share	11,116		-

Earnings per share
Basic and diluted earnings	43,592		35,250

Number of shares (‘000)
Basic weighted average number of shares	1,265,237		1,321,860
Effect of dilutive securities: Share options and awards	21,176		39,301
Diluted weighted average number of shares	1,286,413		1,361,161

Basic EPS	3.4	p	2.7	p
Diluted EPS	3.4	p	2.6	p
All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Assets
Current assets:
Financial assets: Cash and cash equivalents	76,502	49,509
Short-term investments	471	232
Short-term marketable securities	1,816	1,582
Available-for-sale investments	-	1,180
Embedded derivatives	12,298	-
Accounts receivable	76,914	68,232
Prepaid expenses and other assets	23,134	13,089
Current tax assets	621	6,552
Inventories: finished goods	1,972	2,339
Total current assets	193,728	142,715

Non-current assets:
Financial assets: Available-for-sale investments	1,167	3,701
Prepaid expenses and other assets	2,102	2,860
Property, plant and equipment	14,337	9,336
Goodwill	567,844	420,835
Other intangible assets	45,234	44,264
Deferred tax assets	24,063	19,233
Total non-current assets	654,747	500,229

Total assets	848,475	642,944

Liabilities and shareholders’ equity
Current liabilities:
Financial liabilities: Accounts payable	6,953	2,230
Fair value of currency exchange contracts	18,457	496
Current tax liabilities	15,655	3,704
Accrued and other liabilities	35,938	28,174
Deferred revenue	29,906	27,543
Total current liabilities	106,909	62,147

Net current assets	86,819	80,568

Non-current liabilities:
Deferred tax liabilities	1,223	1,635
Total liabilities	108,132	63,782

Net assets	740,343	579,162

Capital and reserves attributable to equity holders of the Company
Share capital	672	672
Share premium account	351,578	351,578
Share option reserve	61,474	61,474
Retained earnings	182,008	185,125
Revaluation reserve	(285)	(214)
Cumulative translation adjustment	144,896	(19,473)
Total equity	740,343	579,162

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year	Year
	ended	ended
	31 December	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Operating activities
Profit from operations	59,943	39,694
Depreciation and amortisation of tangible and intangible assets	26,641	26,907
Loss on disposal of property, plant and equipment	56	317
Compensation charge in respect of share-based payments	15,409	16,786
Impairment of investments	-	2,100
Provision for doubtful debts	641	215
Provision for obsolescence of inventory	87	247
Movement in fair value of currency exchange contracts	17,961	935
Changes in working capital:
Accounts receivable	(6,364)	260
Inventories	280	(653)
Prepaid expenses and other assets	(21,433)	(3,291)
Accounts payable	4,661	404
Deferred revenue	1,548	(3,877)
Accrued and other liabilities	7,123	(7,954)

Cash generated by operations before tax	106,553	72,090
Income taxes paid	(6,019)	(12,265)

Net cash from operating activities	100,534	59,825

Investing activities
Interest received	3,234	5,607
Purchases of property, plant and equipment	(7,236)	(4,661)
Purchases of other intangible assets	(5,901)	(3,332)
Purchases of available-for-sale investments	(1,029)	(2,657)
Proceeds on disposal of available-for-sale investments	6,291	-
(Purchases) / maturity of short-term investments	(758)	35,937
Purchases of subsidiaries, net of cash acquired	(7,371)	(3,357)

Net cash from / (used in) investing activities	(12,770)	27,537

Financing activities
Issue of shares	-	5,509
Proceeds received on issuance of shares from treasury	5,581	13,383
Purchase of own shares	(40,286)	(128,561)
Dividends paid to shareholders	(26,383)	(18,547)

Net cash used in financing activities	(61,088)	(128,216)

Net increase / (decrease) in cash and cash equivalents	26,676	(40,854)
Cash and cash equivalents at beginning of year	49,509	90,743
Effect of foreign exchange rate changes	317	(380)
Cash and cash equivalents at end of year	76,502	49,509

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2007 (audited)	695	449,195	61,474	161,453	(544)	(11,347)	660,926
Dividends	-	-	-	(18,547)	-	-	(18,547)
Movement on tax arising on share options	-	-	-	2,212	-	-	2,212
Purchase of own shares	-	-	-	(120,419)	-	-	(120,419)
Appropriation for future cancellation of shares	-	-	-	(8,142)	-	-	(8,142)
Cancellation of shares	(28)	-	-	28	-	-	-
Cancellation of share premium account	-	(103,121)	-	103,121	-	-	-
Proceeds from sale of own shares	-	-	-	13,383	-	-	13,383
Unrealised holding losses on available-for-sale investments*	-	-	-	-	330	-	330
Currency translation adjustment	-	-	-	-	-	(8,126)	(8,126)
Total income / (expense) recognised directly in equity in 2007	(28)	(103,121)	-	(28,364)	330	(8,126)	(139,309)
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Profit for the year	-	-	-	35,250	-	-	35,250
Credit in respect of employee share schemes	-	-	-	16,786	-	-	16,786
At 31 December 2007 (audited)	672	351,578	61,474	185,125	(214)	(19,473)	579,162
Dividends	-	-	-	(26,383)	-	-	(26,383)
Movement on tax arising on share options	-	-	-	(1,030)	-	-	(1,030)
Purchase of own shares	-	-	-	(40,286)	-	-	(40,286)
Proceeds from sale of own shares	-	-	-	5,581	-	-	5,581
Realised gain on available-for-sale investment**	-	-	-	-	214	-	214
Unrealised holding losses on available-for-sale investments*	-	-	-	-	(285)	-	(285)
Currency translation adjustment	-	-	-	-	-	164,369	164,369
Total income / (expense) recognised directly in equity in 2008	-	-	-	(62,118)	(71)	164,369	102,180
Profit for the year	-	-	-	43,592	-	-	43,592
Credit in respect of employee share schemes	-	-	-	15,409	-	-	15,409
At 31 December 2008 (unaudited)	672	351,578	61,474	182,008	(285)	144,896	740,343
* Net of tax of £0.1 million in 2007 and £nil in 2008
** Net of tax of £0.1 million

Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 31 December 2008 and 2007 and related income statements for the three and twelve months ended 31 December 2008 and 2007, together with related notes.  In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2007.

International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 December 2008 and 2007 and related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended 31 December 2008 and 2007, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2007.

 (2) Share-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 31 December 2008 are share-based compensation charges of £4.1 million:  £0.3 million in cost of revenues, £2.8 million in research and development costs, £0.5 million in sales and marketing costs and £0.5 million in general and administrative costs.  Included within the US GAAP income statement for the year ended 31 December 2008 are share-based compensation charges of £15.1 million:  £1.0 million in cost of revenues, £10.1 million in research and development costs, £2.0 million in sales and marketing costs and £2.0 million in general and administrative costs.

Included within the IFRS income statement for the year ended 31 December 2008 are total share-based payment costs of £15.9 million (2007: £18.3 million), allocated £1.1 million (2007: £1.1 million) in cost of revenues, £10.7 million (2007: £10.7 million) in research and development costs, £2.1 million (2007: £3.6 million) in sales and marketing costs and £2.0 million (2007: £2.9 million) in general and administrative costs.

Also included within IFRS operating costs for the year ended 31 December 2008 is amortization of intangibles of £19.6 million (2007: £19.2 million), allocated £10.9 million (2007: £10.0 million) in research and development costs, £8.0 million (2007: £8.5 million) in sales and marketing costs and £0.7 million (2007: £0.7 million) in general and administrative costs.

 (3) Accounts receivable; prepaid expenses and other assets; and accrued liabilities
Included within accounts receivable at 31 December 2008 are £17.9 million (2007: £24.5 million) of amounts recoverable on contracts. Included with prepaid expenses and other assets at 31 December 2008 is £12.3 million (2007: £nil) relating to the fair value of embedded derivatives. Within accrued liabilities at 31 December 2008 is £18.5 million (2007: £0.5 million) relating to the fair value of currency exchange contracts and £7.3 million (2007: £2.6 million) relating to employee bonus provisions.

 (4) Consolidated statement of changes in shareholders’ equity (US GAAP)

	Share capital £’000	Additional paid-in capital £’000	Treasury stock £’000	Retained earnings £’000	Unrealized holding gain/(loss) £’000	Cumulative translation adjustment £’000	Total £’000

At 1 January 2008	672	367,680	(90,000)	234,455	(214)	(18,853)	493,740
Net income	-	-	-	47,509	-	-	47,509
Dividends	-	-	-	(26,383)	-	-	(26,383)
Tax effect of option exercises	-	1,097	-	-	-	-	1,097
Amortization of deferred compensation	-	12,673	-	-	-	-	12,673
Conversion of liability award to equity award	-	1,520	-	-	-	-	1,520
Issuance of shares from treasury	-	-	22,323	(16,742)	-	-	5,581
Purchase of own shares	-	-	(40,286)	-	-	-	(40,286)
Other comprehensive income: Realized holding losses on available-for-sale securities (net of tax of £84,000)	-	-	-	-	214	-	214
Unrealized holding losses on available-for-sale securities (net of tax of £nil)	-	-	-	-	(285)	-	(285)
Currency translation adjustment	-	-		-	-	134,751	134,751
At 31 December 2008	672	382,970	(107,963)	238,839	(285)	115,898	630,131

(5) Consolidated statement of comprehensive income (US GAAP)

	Q4 2008	Q4 2007	FY 2008	FY 2007
	£’000	£’000	£’000	£’000

Net income	17,612	9,859	47,509	36,842
Realized gain on available-for-sale security, net of tax	-	-	214	-
Unrealized holdings gains / (losses) on available-for-sale security, net of tax	(148)	237	(285)	(608)
Currency translation adjustment	90,737	10,543	134,751	(6,777)
Total comprehensive income	108,201	20,639	182,189	29,457

(6) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested at least annually for impairment.  As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004.  Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002.  Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life.  Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate.  Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction from equity.

Where provisional assessments of the fair values of assets and liabilities acquired on acquisition are refined, adjustments to fair values are recorded as prior year adjustments to goodwill under IFRS. Under US GAAP, such revisions are recorded as amendments to goodwill in the subsequent year.

Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed.  Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity.  This separability criterion does not apply under either IFRS or US GAAP.  Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives.  Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred tax.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination.  Under IFRS, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced.  For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options.  Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognised as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met, other than to the extent necessary to eliminate any potential negative goodwill under US GAAP.

Deferred compensation Under US GAAP, the intrinsic value of unvested share options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the income statement over the vesting period of the share options in accordance with FIN 28.  Under IFRS, no such adjustment to shareholders’ funds is made on acquisition.  In accordance with FAS No. 123 (revised 2004) (FAS 123(R)), “Share-based payment”, the unamortised balance has been transferred to additional paid-in capital.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value, determined at the grant date of the equity-settled share-based payments, is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest.

Under US GAAP, the Company also expenses share-based payments, including employee share-options, based on their fair value in accordance with FAS 123(R). Some awards made by the Company are liability-classified awards under FAS 123(R) as either: (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the award is indexed to a factor other than performance, market or service condition. The fair value of these awards is remeasured at each period end until the award has vested. Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options.  The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement.  If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against retained earnings. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 31 December 2004.  Nevertheless, tax deductions have arisen and will continue to arise on these options.  The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction.  Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital.  Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share-based remuneration Under IFRS, employer’s taxes that are payable on the exercise or vesting of share-based remuneration are provided for over the vesting period of the related option or award. Under US GAAP, such taxes are accounted for when the option or award is exercised or vests respectively.

Accrued legal costs Under IFRS, future legal fees that the Company is expecting to incur on current cases are accrued when the obligating event giving rise to the legal costs has occurred. Under US GAAP, such costs are charged to the income statement in the period in which the costs are incurred.

Available-for-sale investment impairment Accounting for impairment to available-for-sale investments is similar under both US GAAP and IFRS.  However, because the relevant standards were applied to different accounting periods, an investment which was deemed to have suffered an other-than-temporary impairment in a prior period under US GAAP (with a corresponding charge being recognized in the income statement) was accounted for as a temporary impairment under IFRS (with the corresponding charge being recognized directly in reserves). In 2007, a further other-than-temporary impairment was made under both GAAPs with the result that the cumulative other-than-temporary impairments are now equal. Consequently a greater charge was made through the 2007 IFRS income statement, as the charge under IFRS included the amount previously deemed to be temporary under IFRS but other-than-temporary under US GAAP.

Reconciliation of IFRS profit to US GAAP net income	Year	Year
	ended	ended
	31 December	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Profit for financial year as reported under IFRS	43,592	35,250
Adjustments for:
Amortisation of intangibles	1,088	969
In-process research and development	(130)	-
Deduct: US GAAP compensation charge in respect of all share-based payments	(14,565)	(15,979)
Add: IFRS compensation charge in respect of all share-based payments	15,409	16,786
Employer’s taxes on share-based remuneration, net of tax	(64)	855
Provision for legal costs, net of tax	(106)	(609)
Provisions against available-for-sale investment	-	938
Tax on UK and US share options	(2,419)	(3,708)
Tax difference on amortisation of intangibles	(443)	(400)
Tax difference on share-based remuneration	5,147	3,517
Other tax differences	-	(838)
Foreign exchange on contingent consideration	-	61
Net income as reported under US GAAP	47,509	36,842

Reconciliation of shareholders’ equity from IFRS	31 December	31 December
to US GAAP	2008	2007
	Unaudited	Audited
	£’000	£’000

Shareholders’ equity as reported under IFRS	740,343	579,162
Adjustments for:
Utilisation of restructuring provision	1,368	1,368
Cumulative difference on amortisation of goodwill	2,713	2,713
Cumulative difference on amortisation of intangibles	3,412	2,324
Cumulative write-off of in-process research and development	(4,822)	(4,692)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)
Liability-classified share awards	(2,020)	(1,649)
Employer’s taxes on share-based remuneration	1,199	1,277
Provision for legal costs, net of tax	-	106
Cumulative difference on deferred tax	(1,856)	(1,426)
Deferred tax on share-based payments	(5,650)	(8,768)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,844)	(4,844)
Foreign exchange on valuation of intangible assets and deferred tax	(25,174)	2,707

Shareholders’ equity as reported under US GAAP	630,131	493,740

Reconciliation of goodwill from IFRS to US GAAP	31 December	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000

Goodwill as reported under IFRS	567,844	420,835
Adjustments for:
Valuation of restructuring provision on acquisition	1,235	1,235
Cumulative difference on amortisation of goodwill	2,713	2,713
Separately identifiable intangible assets	(302)	(302)
Cumulative write-off of in-process research and development	(150)	(150)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Contingent consideration	-	(1,339)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,248)	(4,248)
Deferred tax on capitalised in-process research and development	(1,606)	(1,570)
Deferred compensation on acquisition	(9,579)	(9,579)
Foreign exchange on revaluation of goodwill	(25,405)	2,027

Goodwill as reported under US GAAP	465,543	344,663

 (7) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based compensation and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(7.1)	(7.2)	(7.3)	(7.4)	(7.5)
	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007

Income from operations (US GAAP)	22,826	15,101	10,482	61,516	42,838
Restructuring costs	290	395	138	1,872	1,037
Acquisition-related charge – amortization of intangibles	5,259	4,550	4,397	18,643	18,226
Acquisition-related charge – other payments	158	64	857	382	1,735
Share-based compensation and related payroll taxes	4,115	3,548	3,230	15,142	16,341
Impairment of available-for-sale security	-	-	1,162	-	1,162
Normalised income from operations	32,648	23,658	20,266	97,555	81,339
As % of revenue	34.6%	33.0%	31.5%	32.6%	31.4%

	(7.6)	(7.7)	(7.8)	(7.9)	(7.10)
	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007

Income before income tax (US GAAP)	23,626	16,323	11,529	64,762	48,240
Restructuring costs	290	395	138	1,872	1,037
Acquisition-related charge – amortization of intangibles	5,259	4,550	4,397	18,643	18,226
Acquisition-related charge – other payments	158	64	857	382	1,735
Share-based compensation and related payroll taxes	4,115	3,548	3,230	15,142	16,341
Impairment of available-for-sale security	-	-	1,162	-	1,162
Normalised income before income tax	33,448	24,880	21,313	100,801	86,741

	(7.11)	(7.12)	(7.13)
	31 December 2008	30 September 2008	31 December 2007

Cash and cash equivalents	76,502	54,090	49,509
Short-term investments	471	10,299	232
Short-term marketable securities	1,816	1,630	1,582
Normalised cash	78,789	66,019	51,323

	(7.14)	(7.15)	(7.16)	(7.17)	(7.18)
	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007

Normalised cash at end of period (as above)	78,789	66,019	51,323	78,789	51,323
Less: Normalised cash at beginning of period	(66,019)	(50,644)	(99,284)	(51,323)	(128,494)
Add back: Cash outflow from acquisitions (net of cash acquired)	7,420	185	100	8,937	6,014
Add back: Cash outflow from payment of dividends	11,116	-	10,534	26,383	18,547
Add back: Cash outflow from purchase of own shares	3,243	8,595	49,568	40,286	128,561
Less: Cash inflow from exercise of share options	(160)	(1,703)	(1,740)	(5,581)	(18,892)
Less: Cash inflow from sale of available-for-sale investments	(4,813)	-	-	(6,291)	-
Normalised cash generation	29,576	22,452	10,501	91,200	57,059

	(7.19)	(7.20)	(7.21)	(7.22)	(7.23)
	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007

Net income (US GAAP)	17,612	11,846	9,859	47,509	36,842
Restructuring costs	290	395	138	1,872	1,037
Acquisition-related charge – amortization of intangibles	5,259	4,550	4,397	18,643	18,226
Acquisition-related charge – other payments	158	64	857	382	1,735
Share-based compensation and related payroll taxes	4,115	3,548	3,230	15,142	16,341
Impairment of available-for-sale security	-	-	1,162	-	1,162
Estimated tax impact of above charges	(2,719)	(2,661)	(2,928)	(10,823)	(11,523)
Normalised net income	24,715	17,742	16,715	72,725	63,820
Dilutive shares (‘000)	1,279,509	1,285,059	1,335,144	1,291,269	1,366,384
Normalised diluted EPS	1.93p	1.38p	1.25p	5.63p	4.67p

(7.24) Normalised income statement for Q4 2008

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	90,116	-	90,116	-	-	-	90,116
Service revenues	4,251	-	4,251	-	-	-	4,251
Total revenues	94,367	-	94,367	-	-	-	94,367

Cost of revenues
Product costs	(7,889)	-	(7,889)	-	-	-	(7,889)
Service costs	(2,047)	(282)	(2,329)	-	-	-	(2,329)
Total cost of revenues	(9,936)	(282)	(10,218)	-	-	-	(10,218)

Gross profit	84,431	(282)	84,149	-	-	-	84,149

Research and development	(18,559)	(2,762)	(21,321)	-	(23)	-	(21,344)
Sales and marketing	(14,060)	(535)	(14,595)	-	1	-	(14,594)
General and administrative	(19,164)	(536)	(19,700)	-	(136)	-	(19,836)
Restructuring costs	-	-	-	-	-	(290)	(290)
In-process research and development	-	-	-	(130)	-	-	(130)
Amortization of intangibles purchased through business combination	-	-	-	(5,129)	-	-	(5,129)
Total operating expenses	(51,783)	(3,833)	(55,616)	(5,259)	(158)	(290)	(61,323)

Income from operations	32,648	(4,115)	28,533	(5,259)	(158)	(290)	22,826
Interest	800	-	800	-	-	-	800

Income before income tax	33,448	(4,115)	29,333	(5,259)	(158)	(290)	23,626
Provision for income taxes	(8,733)	581	(8,152)	1,974	53	111	(6,014)

Net income	24,715	(3,534)	21,181	(3,285)	(105)	(179)	17,612

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,279,509		1,279,509				1,279,509
Earnings per share – pence	1.93		1.66				1.38
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	426,503		426,503				426,503
Earnings per ADS – cents	8.49		7.28				6.05

(7.25) Normalised income statement for Q4 2007

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Investment impair- -ment	Restruct- -uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	60,297	-	60,297	-	-	-	-	60,297
Service revenues	4,046	-	4,046	-	-	-	-	4,046
Total revenues	64,343	-	64,343	-	-	-	-	64,343

Cost of revenues
Product costs	(5,412)	-	(5,412)	-	-	-	-	(5,412)
Service costs	(1,432)	(186)	(1,618)	-	-	-	-	(1,618)
Total cost of revenues	(6,844)	(186)	(7,030)	-	-	-	-	(7,030)

Gross profit	57,499	(186)	57,313	-	-	-	-	57,313

Research and development	(15,050)	(1,884)	(16,934)	-	(819)	-	-	(17,753)
Sales and marketing	(11,115)	(641)	(11,756)	-	(30)	-	-	(11,786)
General and administrative	(11,068)	(519)	(11,587)	-	(8)	(1,162)	-	(12,757)
Restructuring costs	-	-	-	-	-	-	(138)	(138)
Amortization of intangibles purchased through business combination	-	-	-	(4,397)	-	-	-	(4,397)
Total operating expenses	(37,233)	(3,044)	(40,277)	(4,397)	(857)	(1,162)	(138)	(46,831)

Income from operations	20,266	(3,230)	17,036	(4,397)	(857)	(1,162)	(138)	10,482
Interest	1,047	-	1,047	-	-	-	-	1,047

Income before income tax	21,313	(3,230)	18,083	(4,397)	(857)	(1,162)	(138)	11,529
Provision for income taxes	(4,598)	586	(4,012)	1,694	266	327	55	(1,670)

Net income	16,715	(2,644)	14,071	(2,703)	(591)	(835)	(83)	9,859

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,335,144		1,335,144					1,335,144
Earnings per share – pence	1.25		1.05					0.74
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	445,048		445,048					445,048
Earnings per ADS – cents	7.48		6.29					4.41

 (7.26) Normalised income statement for FY 2008

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Restruct- -uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	282,382	-	282,382	-	-	-	282,382
Service revenues	16,552	-	16,552	-	-	-	16,552
Total revenues	298,934	-	298,934	-	-	-	298,934

Cost of revenues
Product costs	(24,539)	-	(24,539)	-	-	-	(24,539)
Service costs	(7,237)	(1,046)	(8,283)	-	-	-	(8,283)
Total cost of revenues	(31,776)	(1,046)	(32,822)	-	-	-	(32,822)

Gross profit	267,158	(1,046)	266,112	-	-	-	266,112

Research and development	(65,820)	(10,155)	(75,975)	-	(220)	-	(76,195)
Sales and marketing	(47,357)	(1,970)	(49,327)	-	2	-	(49,325)
General and administrative	(56,426)	(1,971)	(58,397)	-	(164)	-	(58,561)
Restructuring costs	-	-	-	-	-	(1,872)	(1,872)
In-process research and development	-	-	-	(130)	-	-	(130)
Amortization of intangibles purchased through business combination	-	-	-	(18,513)	-	-	(18,513)
Total operating expenses	(169,603)	(14,096)	(183,699)	(18,643)	(382)	(1,872)	(204,596)

Income from operations	97,555	(15,142)	82,413	(18,643)	(382)	(1,872)	61,516
Interest	3,246	-	3,246	-	-	-	3,246

Income before income tax	100,801	(15,142)	85,659	(18,643)	(382)	(1,872)	64,762
Provision for income taxes	(28,076)	2,977	(25,099)	7,028	130	688	(17,253)

Net income	72,725	(12,165)	60,560	(11,615)	(252)	(1,184)	47,509

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,291,269		1,291,269				1,291,269
Earnings per share – pence	5.63		4.69				3.68
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	430,423		430,423				430,423
Earnings per ADS – cents	24.76		20.62				16.18

(7.27) Normalised income statement for FY 2007

	Normalised	Share-based compen-sation	Normalised incl share-based compen-sation	Intangible amortisa-tion	Other acquisition -related charges	Investment impair- -ment	Restruct- -uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	242,726	-	242,726	-	-	-	-	242,726
Service revenues	16,434	-	16,434	-	-	-	-	16,434
Total revenues	259,160	-	259,160	-	-	-	-	259,160

Cost of revenues
Product costs	(21,475)	-	(21,475)	-	-	-	-	(21,475)
Service costs	(5,514)	(969)	(6,483)	-	-	-	-	(6,483)
Total cost of revenues	(26,989)	(969)	(27,958)	-	-	-	-	(27,958)

Gross profit	232,171	(969)	231,202	-	-	-	-	231,202

Research and development	(61,872)	(9,498)	(71,370)	-	(1,374)	-	-	(72,744)
Sales and marketing	(43,038)	(3,259)	(46,297)	-	(96)	-	-	(46,393)
General and administrative	(45,922)	(2,615)	(48,537)	-	(265)	(1,162)	-	(49,964)
Restructuring costs	-	-	-	-	-	-	(1,037)	(1,037)
Amortization of intangibles purchased through business combination	-	-	-	(18,226)	-	-	-	(18,226)
Total operating expenses	(150,832)	(15,372)	(166,204)	(18,226)	(1,735)	(1,162)	(1,037)	(188,364)

Income from operations	81,339	(16,341)	64,998	(18,226)	(1,735)	(1,162)	(1,037)	42,838
Interest	5,402	-	5,402	-	-	-	-	5,402

Income before income tax	86,741	(16,341)	70,400	(18,226)	(1,735)	(1,162)	(1,037)	48,240
Provision for income taxes	(22,921)	3,205	(19,716)	7,027	549	327	415	(11,398)

Net income	63,820	(13,136)	50,684	(11,199)	(1,186)	(835)	(622)	36,842

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,366,384		1,366,384					1,366,384
Earnings per share – pence	4.67		3.71					2.70
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	455,461		455,461					455,461
Earnings per ADS – cents	27.89		22.15					16.10

Notes

The results shown for Q4 2008, Q3 2008, Q4 2007 and FY 2008 are unaudited. The results shown for FY 2007 are audited. The condensed consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2007 were approved by the Board of directors on 4 April 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and contained neither an emphasis of matter paragraph nor any statement under Section 237 of the Companies Act 1985.

The results for ARM for Q4 2008 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2007 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2007.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.